

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2011

Mr. Noland Granberry
Chief Financial Officer
Silicon Image, Inc.
1060 East Arques Avenue
Sunnyvale, CA 94085

Re: Silicon Image, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 17, 2011
File No. 0-26887

Dear Mr. Granberry:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief